SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 THIS NOTICE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES.CLOSING NOTICEOF THE PUBLIC OFFERING, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION, OF THE 9TH (NINTH) ISSUANCE OFAXIA ENERGIA S.A. CNPJ no. 00.001.180/0001-26in the amount ofR$ 1,000,000,000.00 (one billion reais)ISIN CODE OF DEBENTURES: BRAXIADBS0F1Final Issue Risk Rating of “brAAA” assigned by Standard & Poor’s Ratings do Brasil Ltda. on June 30, 2026.*This rating was made on June 30, 2026; the characteristics of this security are subject to change.DISCLOSURE OF A PROSPECTUS WAS WAIVED, PURSUANT TO ITEM I OF ARTICLE 9, AND OF THE INFORMATION SHEET, IN ACCORDANCE WITH §1 OF ARTICLE 23, BOTH OF CVM RESOLUTION 160 (AS DEFINED BELOW) FOR THE EXECUTION OF THIS OFFER (AS DEFINED BELOW).THE REGISTRATION OF THE OFFER OF THE DEBENTURES WAS AUTOMATICALLY GRANTED BY THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (“CVM”) ON JULY 2, 2026, UNDER NO. CVM/SRE/AUT/DEB/PRI/2026/332.1 SECURITY OFFERED AND IDENTIFICATION OF THE OFFERORAXIA ENERGIA S.A., a corporation registered as a securities issuer, category “A”, before the CVM, in an operational phase, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida Graça Aranha, nº 26, Loja A, Centro, CEP 20.030-900, registered with the National Register of Legal Entities of the Ministry of Finance (“CNPJ”) under no. 00.001.180/0001-26, with its constitutive acts registered with the Board of Trade of the State of Rio de Janeiro under NIRE 33.300.346.767 (“Issuer”), together with BTG PACTUAL INVESTMENT BANKING LTDA., an institution that is part of the securities distribution system, with an office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.477, 14º andar, CEP 04538-133, registered with the CNPJ under no. 46.482.072/0001-13(“Lead Coordinator”) and XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution that is part of the securities distribution system, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia do Botafogo, nº 501, bloco 1, CEP 22.250-911, enrolled with the CNPJ under No. 02.332.886/0001-04 (“XP Investimentos” and, together with the Lead Coordinator, the “Coordinators”), hereby communicate, on this date, pursuant to article 76 of CVM Resolution No. 160, of July 13, 2022, as in force (“CVM Resolution 160” and “Closing Notice”, respectively), the closing of the public distribution of 1,000,000 (one million) simple debentures, not convertible into shares, of the unsecured type, in a single series, of the 9th (ninth) issuance of the Issuer ("Debentures" and "Issuance", respectively), all with a nominal unit value of R$ 1,000.00 (one thousand reais), on the issuance date, that is, June 15, 2026 ("Nominal Unit Value" and "Issuance Date", respectively), totaling, on the Issuance Date, the amount of R$ 1,000,000,000.00 (one billion reais), as provided for in the "Private Instrument of Issuance Deed of the 9th (Ninth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, under the Automatic Registration Procedure of AXIA Energia S.A.", entered into on June 22, 2026, between the Issuer, and VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at Rua Gilberto Sabino, nº 215, 4º andar, Pinheiros, CEP 05.425-020, enrolled with the CNPJ under No. 22.610.500/0001-88 (www.vortx.com.br), as trustee, representing the communion of the holders of the Debentures (“Trustee” and “Original Issuance Deed”, respectively), as amended by the “First Amendment to the Private Instrument of Issuance Deed of the 9th (Ninth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, under the Automatic Registration Procedure of AXIA Energia S.A.”, entered into on July 1, 2026, between the Issuer and the Trustee (“First Amendment to the Original Issuance Deed” and, when together with the Original Issuance Deed, “Issuance Deed”), intended for professional investors, as defined under the terms of articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors”), pursuant to Law No. 6,385, of December 7, 1976, as amended, of CVM Resolution 160 and other applicable legal provisions (“Offer”).The Debentures were issued in the manner provided for in article 2 of Law No. 12.431, of June 24, 2011, as amended (“Law 12.431”), and in Decree No. 11.964, of March 26, 2024, as amended (“Decree 11.964”), or rules that amend, replace or complement them. The Project (as defined below) was filed with the National Secretariat for Energy Transition and Planning of the Ministry of Mines and Energy (“MME”) under No. 48340.003708/2026-35, on June 19, 2026.Pursuant to article 2, paragraph 1, of Law 12.431, Decree 11.964, and Resolution of the National Monetary Council ("CMN") No. 5.034, of July 21, 2022, as amended ("CMN Resolution 5.034"), the funds raised by the Issuer through the Debentures will be used exclusively for future payment, reimbursement of expenses, costs or debts related to the implementation of the project described below ("Project") that have occurred within a period equal to or less than 48 (forty-eight) months from the closing date of the Offer:MME Filing 48340.003708/2026-35, on 06/19/2026Corporate Name and CNPJ of the Priority Project HolderSanto Antônio Energia S.A.; CNPJ: 09.391.823/0001-60Priority Sector in which the Project is ClassifiedEnergy - Generation from renewable sources (Art. 4, III, point "a")Project Name HPP Santo AntônioProject Purpose Payment of future expenses or reimbursement of expenditures, expenses or debts related to projects for investment in CAPEX related to the implementation, operation, maintenance and modernization of the UHE Santo Antônio, subject of MME Concession Agreement No. 01/2008.Project Objective Generation of renewable electric energy for commercialization in the free and regulated energy markets.Project Start DateMarch/2012Estimated Project Closure Date October/2047Current Project PhaseThe Santo Antônio HPP has been in operation since 03.30.2012.Social or environmental benefits arising from the implementation of the ProjectThe HPP generates jobs in the region, as well as revenues for the municipality, fostering local development. In addition, the project owner is part of the Axia group, which is committed to sustainable development and the preservation of the areas around its projects. It is noteworthy that, in its business, the Axia group considers aspects related to climate change, including goals to reduce and neutralize its emissions. The group also makes various social investments and adopts a continuous practice of forming partnerships in support of social programs.Estimated volume of financial resources required to carry out the ProjectR$ 20,076,000,000.00Estimated volume of financial resources to be raised with the IssueR$ 1,000,000,000.00Percentage that is estimated to be raised with the Debentures in view of the Project’s financial resources needs4.98%2 BOOKKEEPERThe institution providing bookkeeping services for the Debentures under this Issue is BTG PACTUAL SERVIÇOS FINANCEIROS S.A. DTVM, headquartered at Praia de Botafogo, nº 501, 5º andar (parte), Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, CEP 2250-040, registered with the CNPJ under No. 59.281.253/0001-23 (“Bookkeeper”), a term that includes any other institution that may succeed the Bookkeeper in providing the bookkeeping services set forth in this Issuance Deed, which shall be responsible for maintaining the records of the Debentures, among other responsibilities defined in the regulations issued by the CVM and B3.3 FINAL DISTRIBUTION DATAThe final distribution data for the Offer are shown in the table below, in accordance with Annex N of CVM Resolution 160.Debentures Investor Type Number of Debenture Subscribers Number of Subscribed and Paid-in DebenturesIndividuals1178,242Investment Clubs--Investment Funds572982,008Private Pension Entities--Insurance Companies--Foreign Investors--Intermediary Institutions participating in the distribution consortium--Financial institutions linked to the Issuer and consortium participants--Other Financial Institutions19.750Other legal entities linked to the Issuer and to the participants of the consortium--Other legal entities--Partners, administrators, employees, agents and other persons related to the Issuer and the participants of the consortium--Total6901,000,0004 ADDITIONAL INFORMATIONAdditional information regarding the Issue, the Offer, the distribution and the Debentures may be obtained from the Coordinators or from the CVM.The capitalized terms used in this “Closing Notice of the Public Offering for Distribution, under the Automatic Registration Procedure, of Simple Debentures, not Convertible into Shares, of the Unsecured Type, in Single Series, of the 9th (Ninth) Issue of AXIA Energia S.A." (“Closing Notice"), which are not defined herein, shall have the meaning assigned to them in the Issuance Deed.CONSIDERING THAT THE OFFER WAS SUBJECT TO THE AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION, REGISTRATION OF THE OFFER DID NOT REQUIRE PRIOR ANALYSIS BY THE CVM AND ANBIMA. ACCORDINGLY, THE DOCUMENTS RELATING TO THE DEBENTURES AND THE OFFER HAVE NOT BEEN AND SHALL NOT BE SUBJECT TO REVIEW BY THE CVM AND/OR ANBIMA, INCLUDING, WITHOUT LIMITATION, THIS CLOSING NOTICE AND ALL OTHER OFFER DOCUMENTS.FURTHER INFORMATION ABOUT THE DISTRIBUTION MAY BE OBTAINED FROM THE COORDINATORS AND OTHER INSTITUTIONS PARTICIPATING IN THE DISTRIBUTION CONSORTIUM, OR FROM THE CVM.THE DEBENTURES ARE SUBJECT TO RESALE RESTRICTIONS, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160.Rio de Janeiro, July 6, 2026.LEAD COORDINATORCOORDINATOR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.